RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154


                                 August 4, 2005

VIA FACSIMILE
-------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C., 20549
Attn.:   Daniel F. Duchovny, Esq.
         Russel Mancuso, Esq.


         Re:      Composite Technology Corporation
                  Amended Registration Statement on Form S-3
                  File No. 333-122280

Messrs. Duchovny and Mancuso:

      On behalf of Composite Technology Corporation (the "Company"), this letter responds to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated August 3, 2005 with respect to the Company's registration statement on the above-referenced Form S-3. We appreciate the opportunity to address the issues raised in these comments prior to filing our amendment to the registration statement and reports in response to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

      We are transmitting the changed pages in response to your letter dated August 3, 2005. If the changed pages and this letter are acceptable, we intend to file Amendment No. 5 to the registration statement along with an updated copy of this letter with the SEC, immediately after the filing of the Company's amendments to its 10-KSB for the year ending September 30, 2004, 10-Q's for the quarters ending December 31, 2004 and March 31, 2005, and 8-K dated July 5, 2005 on or about August 5, 2005.

U.S. Securities and Exchange Commission
August 4, 2005
Page 2


Form S-3
--------

Recent Developments, page 1
---------------------------

1. We note your response to comment 1; however, it remains unclear why you believe outstanding shares of common stock could not be cancelled under a Chapter 11 reorganization plan even if you do not elect to liquidate.

         Please note that our plan of reorganization does not contemplate cancellation of stock, however, such cancellation could occur under a Chapter 11 reorganization if the court does not approve of our plan. We have revised our disclosure in this section of the S-3 to clarify the risk of cancellation of shares.

Risk Factors, page 3
--------------------

2. Please disclose the expected impact of the bankruptcy proceeding on your financial statements and clarify the accounting that will be followed subsequent to the bankruptcy reorganization.

         Note that there is no impact of the bankruptcy on any financial statements issued through the quarter ending March 31, 2005.

         Going forward, beginning with the quarter ending June 30, 2005 reporting, we will follow the guidelines issued by the AICPA under SOP 90-7. However, due to the nature of our particular bankruptcy, we anticipate the impact to be minimal, except for certain reclassifications on the balance sheet, income statement and statement of cash flows, and for approximately a $4.8MM reorganization expense to adjust the carrying value of our $15MM debentures, for the following reasons:

         Under SOP 90-7, assets are presented at estimated realizable values. Liabilities are set forth at the estimated amounts to be allowed in the balance sheet and liabilities subject to compromise are to be distinguished from those that are not. In addition, in the income statement and statement of cash flows, normal transactions are to be distinguished from those that are a consequence of the transactions as a result of the reorganization.

         For our particular situation, for the quarter ending 6/30/05, our assets are typically "revalued" each quarter for the current assets including cash, receivables, inventory, and prepaid expenses and since these are recorded at the lower of cost or market, or realizable value, as appropriate. In addition, since substantially all of our other or longer term assets consists primarily of our equipment which has been purchased within the past year, its depreciated net book value approximates its market value. We have no other substantial assets recorded. Our liabilities consist primarily of trade payables which we intend to pay at 100% for both pre and post petition balances, our capital leases which have been assumed and are secured by our equipment, and our debentures which we will also assume under our plan of reorganization. Therefore, there will be no impact due to the bankruptcy reorganization due to the reduction of liabilities as one might see when liabilities are paid at a discount. For the quarter ending 6/30/05, we have reclassified our accounts payables and our other pre-petition liabilities as a separate line item.

U.S. Securities and Exchange Commission
August 4, 2005
Page 3


         We have determined that our $15,000,000 debentures are an allowed claim effective as of the date of the Bankruptcy petition filing and we have recorded $4,831,970 in reorganization expense to bring the carrying value up to $15,000,000 as appropriate under section 25 of SOP 90-7 on May 5, 2005. Note that this will result in a reduction in interest expense of approximately $177,000 per month beginning 5/5/05 or $530,340 per quarter as compared to prior quarters in fiscal 2005. Interest expense in the June quarter will include $206,245 of prepetition amortization of this discount.

         As for our expenses related to the bankruptcy, these consist primarily of legal fees which will be segregated on the Income Statement as appropriate under reorganization items. We have not paid any cash for legal fees related to the bankruptcy to date and we use the indirect method in our statement of cash flows so the impact to that financial statement will be minimal.

         For the activities after our plan of reorganization is approved, which we anticipate to be on or shortly after September 8, 2005, SOP 90-7, we believe that our assets will be in excess of our post petition liabilities and since our equity positions will not change, we do not qualify for "fresh start" accounting.

         We have added the following risk factor to the S-3/A in the bankruptcy risk factor section:

         Accounting for Bankruptcy:

         Under GAAP, in particular AICPA SOP 90-7, upon the approval of our plan of reorganization, we are required to revalue our assets to their market values and to record as additional expenses and additional liabilities for any amounts which represent claims allowed by the Bankruptcy Court, which may be in excess of the liabilities recorded in our financial statements.

         Assets: Our assets consist primarily of current assets valued at the lower of cost or market, which we believe approximates their market value and for equipment which we believe that depreciated net book value to approximate the market value.

         Current Liabilities and Capital leases: We plan to honor all payables and accrued liabilities and our plan of reorganization stipulates payment in full for our pre-petition accounts payable. Our Plan also stipulates the assumption of our capital leases. However, we have not reached the deadline for potential claimants to make claims under the bankruptcy. In addition, to date, we have three claims representing approximately $750,000 in additional expenses and liabilities that we have disputed under the Chapter 11 but which may be allowed by the Bankruptcy Court in their entirety or a fraction of that total, or not at all. Although we have recorded all liabilities that we believe will be the amounts approved under the bankruptcy, we may be required to record additional expenses.

U.S. Securities and Exchange Commission
August 4, 2005
Page 4


         Convertible Debentures: Effective as of the date of the Bankruptcy filing, the allowed value of our Debentures was determined to be $15,000,000 which was in excess of our carrying value as of that date. For the quarter ending June 30, 2005, we have recorded additional expense of 4,831,970 as a reorganization item to adjust the carrying value of the Debentures to $15,000,000.

Exhibit 23.1
------------

3.       Provide an updated consent of your independent accountants.

         We will file an updated consent with Amendment No. 5 to the registration statement.

Form 10-KSB for the year ended September 30, 2004
-------------------------------------------------

Sales of Unregistered Securities, page 32
-----------------------------------------

4. We have reviewed the argument you submitted in response to comment 7 with your position that the June 2004 warrant exercise price reduction is not an issuer tender offer. Although we are not making a determination at this time regarding the applicability of the tender offer rules to your transaction, please note that all persons who are by statute and rule responsible for compliance with our rules remain accountable for compliance with the requirements set forth in Rule 13e-4 and the referenced Heritage letter in connection with past transactions and future similar warrant exercise price reduction transactions.

         Noted.

5. We note your reference in response to your registration statement on Form SB-2 file No. 333-12798; however, it appears that that registration statement registers the resale of securities, not the original issuance of those securities. Therefore, we reissue the comment.

         We have revised Exhibit B to include the issuances of unregistered shares of common stock pursuant to warrant exercises for the time period from August 1, 2004 to present. Please note that we have also added disclosure regarding share issuances pursuant to warrant exercises that occurred during the fourth quarter ended September 30, 2004 to the 10-KSB/A.

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

6. Please refer to prior comment 13. Please provide an updated report of your independent auditors.

         We will provide an updated report of our independent auditors with Amendment No. 1 to Form 10-KSB.

U.S. Securities and Exchange Commission
August 4, 2005
Page 5


Consolidated Statements of Shareholder's Equity, page F-5
---------------------------------------------------------

7. Please refer to prior comment 14. Please provide an updated version of your Statements of Shareholder's Equity.

         We have revised our Statements of Shareholder's Equity in response to prior comment 14, which will be filed with Amendment No. 1 to the Form 10-KSB.

Form 8-K dated July 5, 2005
---------------------------

8. Please expand your disclosure in response to comment 19 to clarify how you could have "expense exposure over the above the premiums paid." Also, please provide and updated version of your disclosure you intend to file on the Form 8-K/A.

         We have revised our disclosure in the 8-K/A to state that we intend to record warranty premiums paid or payable to expense in the applicable time periods. If we determine through later experience that we have expense exposure, due to underinsurance or undercoverage under the insurance policy, over the premiums paid (and expensed), we intend to record additional warranty reserve to cover the expected losses. We do not anticipate that we will have additional expense exposure, however and we believe that the insurance coverage will be sufficient to cover any losses related to our product.

         We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.


                                                     Very truly yours,
                                                     RICHARDSON & PATEL, LLP.

                                                     /s/ Dorothy B. Vinski

                                                     Dorothy B. Vinski, Esq.



cc:      Mr. Benton H. Wilcoxon,
         Composite Technology Corporation
         2026 McGaw Avenue
         Irvine, CA 92614

         Kevin K. Leung, Esq., Richardson & Patel LLP
         10900 Wilshire Boulevard, Sute 500
         Los Angeles, CA 90024